UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

AUTOLUS THERAPEUTICS PLC
(Name of Issuer)

American Depositary Shares, each representing one ordinary share, nominal value $0.000042 per share, and ordinary shares, nominal value $0.000042 per share
(Title of Class of Securities)

05280R100**
(CUSIP Number)

c/o Lubomír Král
PPF a.s.
Evropská 2690/17
P.O. Box 177
160 41 Praha 6
Czech Republic
Tel: (+420) 224 174 067

With copies to:
Colin Diamond
White & Case LLP
1221 Avenue of the Americas
New York, NY 10020-1095
+1 (212) 819 8200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 05280R100 has been assigned to the American Depositary Shares (“ADSs”) of the Company, which are quoted on the Nasdaq Global Select Market under the symbol “AUTL.” Each ADS represents 1 Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05280R100

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PETR KELLNER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Czech Republic

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,251,020*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,251,020*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,251,020*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.3%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	Consists of 14,251,020 American Depositary Shares representing Ordinary Shares with a nominal value of $0.000042 per share (the “ADSs”), of Autolus Therapeutics plc (the “Issuer”) held of record by PPF Capital Partners Fund B.V. (“PPF Capital”). See Item 2 of this Amendment No. 6 of the Schedule 13D for information on the reporting person’s indirect beneficial ownership of the ADSs.

**	This percentage is calculated based on 52,250,404 ordinary shares outstanding (including ordinary shares in the form of ADSs) as of June 30, 2020 (as set forth in the Issuer’s Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 6, 2020).

CUSIP No. 05280R100

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PPF GROUP N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,251,020*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,251,020*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,251,020*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.3%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	Consists of 14,251,020 ADSs representing Ordinary Shares of the Issuer held of record by PPF Capital. See Item 2 of this Amendment No. 6 of the Schedule 13D for information on the reporting person’s indirect beneficial ownership of the ADSs.

**	This percentage is calculated based on 52,250,404 ordinary shares outstanding (including ordinary shares in the form of ADSs) as of June 30, 2020 (as set forth in the Issuer’s Form 6-K filed with the SEC on August 6, 2020).

 CUSIP No. 05280R100

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PPF CAPITAL PARTNERS FUND B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
14,251,020*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
14,251,020*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,251,020*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.3%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	Consists of 14,251,020 ADSs representing Ordinary Shares of the Issuer held of record by the reporting person.

**	This percentage is calculated based on 52,250,404 ordinary shares outstanding (including ordinary shares in the form of ADSs) as of June 30, 2020 (as set forth in the Issuer’s Form 6-K filed with the SEC on August 6, 2020).

EXPLANATORY NOTE

Pursuant to Rule 13d-2 under the U.S. Securities Exchange Act of 1934, as amended (the “Act”), this Amendment No. 6 to the Schedule 13D (the “Amendment No. 6”) amends and supplements certain items of the Schedule 13D related to the Ordinary Shares, nominal value $0.000042 per share (the “Ordinary Shares”) represented by American Depositary Shares (the “ADSs”), each of which represents one Ordinary Share, of Autolus Therapeutics plc, a public limited company incorporated under the laws of England and Wales (the “Issuer”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 24, 2020 (the “Original Schedule 13D”). The Reporting Persons originally filed a Schedule 13G related to the Ordinary Shares on September 16, 2019 which was amended by Amendment No. 1 to the Schedule 13G on September 20, 2019 to change the Reporting Persons. The Original Schedule 13D was filed by the same Reporting Persons on January 24, 2020 upon the Reporting Persons acquiring beneficial ownership equal to 20% or more of the Ordinary Shares, as amended by Amendment No. 1 to the Original Schedule 13D filed on April 22, 2020, Amendment No. 2 to the Original Schedule 13D filed on June 15, 2020, Amendment No. 3 to the Original Schedule 13D filed on July 6, 2020, Amendment No. 4 to the Original Schedule 13D on July 20, 2020 and Amendment No. 5 to the Original Schedule 13D on August 3, 2020. All capitalized terms contained but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

In transactions between August 3, 2020 and August 12, 2020, the Reporting Person made open market purchases, acquiring in the aggregate 553,075 ADSs of the Issuer, using cash on hand. In making these purchases, the Reporting Person acquired an aggregate of approximately 1.1% of the total number of Ordinary Shares of the Issuer issued and outstanding. The Reporting Person undertakes to provide to the Issuer, any holder of ADSs or Ordinary Shares of the Issuer or the Staff of the SEC, upon request, full information regarding the prices of the ADSs purchased.

Item 5. Interest in Securities of the Issuer.

(a) Aggregate number and percentage of securities

PPF Capital is the owner of record of 14,251,020 Ordinary Shares represented by ADSs beneficially owned, or 27.3% of the Ordinary Shares of the Issuer. Each of the Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the Ordinary Shares held by PPF Capital. Each of the Reporting Persons disclaims beneficial ownership in all Ordinary Shares reported herein, except to the extent of its respective pecuniary interest therein.

See also rows 11 and 13 of the cover pages to, and Item 2 of, this Amendment No. 6 for the aggregate number of Ordinary Shares beneficially owned by each of the Reporting Persons. The ownership percentages reported in this Amendment No. 6 are based on 52,250,404 ordinary shares outstanding (including ordinary shares in the form of ADSs) as of June 30, 2020 (as set forth in the Issuer’s Form 6-K filed with the SEC on August 6, 2020).

(b) Power to vote and dispose

See rows 7 through 10 of the cover pages to, and Item 2 of, this Amendment No. 6 for the number of Ordinary Shares beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c) Transactions within the past 60 days

The reported share amounts for the Reporting Persons reflect amounts as of the date hereof. Other than as disclosed herein, the Reporting Persons have not effected any transactions in the Ordinary Shares or the ADSs of the Issuer during the past 60 days.

(d) Certain rights of other persons

Not applicable.

(e) Date ceased to be a 5% owner

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise disclosed herein and the Joint Filing Agreement attached as Exhibit 99.1 to the Original Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and any other person with respect to any securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 13, 2020

PETR KELLNER

/s/ Lubomír Král
By:	Lubomír Král
Title:	Attorney-in-Fact

PPF GROUP N.V.

/s/ Lubomír Král
By:	Lubomír Král
Title:	Attorney-in-Fact

PPF CAPITAL PARTNERS FUND B.V.

/s/ Lubomír Král
By:	Lubomír Král
Title:	Attorney-in-Fact